                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*




                           Cityscape Financial Corp.
                   -----------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
                   -----------------------------------------
                         (Title of Class of Securities)

                                  178 778 106
                   -----------------------------------------
                               (CUSIP Number)





         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)  (See Rule 13d-7.)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                               Page 1 of 6 Pages

CUSIP NO. 178 778 106               13G/A                   PAGE  2  OF 6  PAGES


1    NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Robert Grosser



2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     Not Applicable.
                                                         (a) [      ]
                                                         (b) [      ]


3    SEC USE ONLY




4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States


                    5    SOLE VOTING POWER** 5,270,684***




   NUMBER OF        6    SHARED VOTING POWER  None
    SHARES
 BENEFICIALLY
   OWNED BY
     EACH
   REPORTING        7    SOLE DISPOSITIVE POWER** 5,270,684***
    PERSON
     WITH


                    8    SHARED DISPOSITIVE POWER   None




9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON** 5,270,684 shares of Common Stock.***




10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES * Not Applicable.


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9**
     17.8%



12   TYPE OF REPORTING PERSON*
     IN



                      *SEE INSTRUCTION BEFORE FILLING OUT!


This information statement on Schedule 13G is being filed by Robert Grosser in order to amend the form of Schedule 13G previously filed for December 31, 1995. The purposes of this amendment are to refile electronically with the Securities and Exchange Commission the previously filed Schedule 13G, attached hereto as Exhibit A, in accordance with Rule 101(a)(2)(ii) of Regulation S-T and to amend such previously filed Schedule 13G.

**  as of December 31, 1996.

***Includes 640 shares owned by Mr. Grosser's spouse for which Mr. Grosser disclaims beneficial ownership.

                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549


                       ---------------------------------


                       SCHEDULE 13G UNDER THE SECURITIES

                              EXCHANGE ACT OF 1934


                       ---------------------------------




Item 1.    (a).    Name of Issuer:   Cityscape Financial Corp. (the "Issuer")



           (b).    Address of Issuer's Principal Executive Offices:
                   565 Taxter Road
                   Elmsford, New York 10523




Item 2.    (a).    Name of Person Filing:
                   Robert Grosser



           (b).    Address of Principal Business Office:
                   565 Taxter Road
                   Elmsford, New York 10523








                              Page 3 of 6 Pages

Item 2.    (c).    Citizenship:   United States




           (d).    Title of Class of Securities:   Common Stock, par value
                   $0.01 per share. The Issuer's Common Stock is registered under Section 12 of the Act.



           (e).    CUSIP Number:
                   178 778 106



Item 3.            This statement is filed pursuant to Rule 13d-2(b) by Robert
                   Grosser.

Item 4.            Ownership.


           (a).    Amount Beneficially Owned**
                   5,270,684***


           (b).    Percent of Class:**
                   17.8%


           (c).    Number of Shares as to which Robert Grosser has:

                   (i)      sole power to vote or to direct the vote
                            5,270,684***

                   (ii)     shared power to vote or to direct the vote None

                   (iii) sole power to dispose or to direct the disposition of 5,270,684***

                   (iv) shared power to dispose or to direct the disposition of None




**   as of December 31, 1996.

***Includes 640 shares owned by Mr. Grosser's spouse for which Mr. Grosser disclaims beneficial ownership.

                              Page 4 of 6 Pages

Item 5.            Ownership of Five Percent or Less of a Class:
                   Not Applicable.




Item 6.            Ownership of More Than Five Percent on Behalf of Another
                   Person:
                   Not Applicable.



Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:
                   Not Applicable.




Item 8.            Identification and Classification of Members of the Group:
                   Not Applicable.






                              Page 5 of 6 Pages

Item 9.            Notice of Dissolution of Group:
                   Not Applicable.



Item 10.           Certification:   Not Applicable.

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                   Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







                                          By:  /s/ Robert Grosser
                                               ------------------------
                                               Title:





Dated: 2/13/97




                               Page 6 of 6 Pages

                                 EXHIBIT INDEX


                      EX-99       Original Schedule 13G